Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD ON TRACK TO MEET 2017 GUIDANCE

London, 2 November 2017 – As forecast, Randgold Resources’ results for Q3 were lower than those for Q2 but the company says it remains well positioned to achieve the top end of its production guidance for the year.

Production was lower quarter on quarter due to the Gounkoto super pit pushback and a planned decrease in grade at the flagship Loulo-Gounkoto complex. Another factor was a mill upgrade project in the first part of the quarter which impacted on throughput at Tongon.

Consequently production of 310 618 ounces was 9% down on Q2 while total cash cost per ounce rose by 17% to $667. Profit of $60.2 million was down 41%. Comparing the first nine months of this year to the same period in 2016, production was up 11%, total cash cost per ounce was down 9% and profit was up 22% while the group cash position grew as planned.

Chief executive Mark Bristow said the commissioning and automation of Kibali’s underground ore handling systems and their integration with the shaft was currently being completed and was the key for Kibali to meet its 610 000oz guidance for the year. Otherwise, all the group operations were on target to meet or exceed their annual production plans. In addition, the group continued to look at ways to expand its existing asset base and to discover new world-class gold deposits.

“Brownfields exploration continues to generate good results. We can now confidently project annual production in excess of 600 000 ounces for at least 10 years for both Loulo-Gounkoto and Kibali, and we hope to extend Tongon’s life, as we have done at Morila,” Bristow said.

“One of our stated objectives is to define three new projects over the next four years. In Senegal, our focus is on delivering a Massawa feasibility study with a +3 million ounce reserve that passes our investment filters. Massawa is close to that mark and currently sits comfortably in the upper quartile of global gold development projects.”

In Côte d’Ivoire, Randgold has concluded a joint venture with Endeavour Mining which will give it access to the ground immediately north of its Mankono permit, where the promising Gbongogo target is located. Grassroots exploration in the Democratic Republic of Congo is progressing the Moku and Ngayu projects.

“Randgold stands out as one of only a few gold mining companies that consistently outperforms the gold price and delivers real value to its shareholders, host countries and other stakeholders. Our continuing investment in the future is in line with our long term strategy of creating value through exploration and development, and allocating capital against a strict set of criteria,” Bristow said.

“With a long term plan that is profitable at a gold price of $1 000 per ounce, a growing dividend stream flowing from past investments and a commitment to ongoing investment, I believe Randgold will continue to be a leader in the gold mining industry in terms of value creation for all stakeholders.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

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REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2017

Randgold Resources Limited (‘Randgold’) had 94.1 million shares in issue as at 30 September 2017.

Key Performance Indicators

Profits down 41% quarter on quarter and up 22% on corresponding 9 months of prior year

Production down 9% quarter on quarter and up 11% on corresponding 9 months of prior year

Earnings per share down 42% quarter on quarter and up 19% on corresponding 9 months of prior year

Total cash cost per ounce up 17% quarter on quarter and down 9% on corresponding 9 months of prior year

Cash up 9% quarter on quarter and up 72% on corresponding prior year third quarter

Loulo-Gounkoto on track to beat 2017 guidance

Morila performs in line with plan and prepares for Domba ore feed in Q4 2017

Tongon 2017 guidance remains intact despite dip in Q3 production

Kibali posts steady improvement ahead of anticipated underground ramp-up

Mankono footprint increases with new joint venture

Massawa feasibility study continues with focus on expanding reserve base

Brownfields exploration continues to deliver positive results at Kibali and Loulo

Total Injury Frequency Rate reduced by 29% quarter on quarter and 32% on corresponding 9 months of prior year

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2017	2017	2016	2017	2016
Average gold price received ($/oz)	1 281	1 254	1 333	1 251	1 261
Gold sales[1]	387 776	422 137	392 776	1 219 516	1 092 979
Total cash costs[1]	201 890	192 441	195 357	602 057	588 137
Profit from mining activity[1]	185 886	229 696	197 419	617 459	504 842
Exploration and corporate expenditure	11 882	12 823	11 212	35 613	33 205
Profit for the period	60 248	102 788	77 253	247 960	199 897
Profit attributable to equity shareholders	48 709	84 031	65 566	202 558	168 954
Net cash generated from operations	118 945	132 346	119 313	384 402	316 562
Cash and cash equivalents[2]	621 576	572 838	361 103	621 576	361 103
Gold on hand at period end[3]	29 891	19 082	27 808	29 891	27 808
Group production (oz)	310 618	341 316	301 163	974 404	874 569
Group sales[1] (oz)	302 620	336 516	294 745	974 739	866 648
Group total cash cost per ounce[1] ($)	667	572	663	618	679
Group cash operating cost per ounce[1] ($)	602	508	597	554	615
Basic earnings per share ($)	0.52	0.89	0.70	2.15	1.81

1	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures. Morila and Kibali are equity accounted for under IFRS.
2	Cash and cash equivalents excludes $12.3 million at 30 September 2017 ($17.9 million at 30 June 2017 and $11.3 million at 30 September 2016) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
3	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.
The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $387.8 million decreased by 8% from $422.1 million in the previous quarter. Group sales for the quarter of 302 620oz dropped by 10% from the previous quarter. The average gold price received of $1 281/oz increased by 2% quarter on quarter (Q2 2017: $1 254/oz). Gold sales were in line with the corresponding quarter of 2016.

Total cash costs for the quarter of $201.9 million were up 5% from the prior quarter and up 3% from the corresponding quarter of 2016. The increase in cash costs largely reflects the higher strip ratios at the Loulo-Gounkoto complex and at Tongon, in line with the mining plans, as the Gounkoto super pit stripping increased.

Total cash cost per ounce of $667/oz increased by 17% quarter on quarter and was in line with the corresponding quarter in 2016. The increase was driven by the increased costs highlighted above and decreased production at the Loulo-Gounkoto complex and at Tongon, following a drop in head grade milled. Costs per ounce were also higher at Tongon, on the back of reduced production following lower throughput and recovery. However, costs per ounce were positively impacted by reduced costs at Kibali, mainly on the back of a lower strip ratio and slightly higher grade.

Profit from mining decreased by 19% to $185.9 million from the previous quarter, and was down 6% on the corresponding quarter of 2016. The decrease from the prior quarter reflects the reduction in production and increased costs as explained above. The decrease from the corresponding quarter of 2016 reflects increased costs and a lower gold price received.

Exploration and corporate expenditure of $11.9 million decreased by 7% quarter on quarter, and was up 6% from the corresponding quarter in 2016. The decrease quarter on quarter reflects a reduction in general corporate expenditure. The increase compared to the corresponding quarter of the prior year was the result of increased greenfields exploration expenditure.

Depreciation and amortisation of $50.5 million increased by 20% from the previous quarter and by 26% from the corresponding quarter of 2016. The increase primarily follows a review of the useful lives of assets at the Loulo-Gounkoto complex and at Tongon, resulting in a one-off accelerated depreciation charge over the second half of the year, while higher throughput at the Loulo-Gounkoto complex also impacted the charge.

Other income in the quarter of $3.6 million decreased from the previous quarter, but increased from the corresponding quarter of the prior year. Management fees from Kibali and Morila, were in line with the previous quarter and the corresponding quarter of the prior year. A net operational foreign exchange gain of $2.3 million was included in other income during the current quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA franc, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter.

Share of profits from equity accounted joint ventures was $6.9 million compared to losses from joint ventures of $3.4 million in the previous quarter and a $6.0 million profit in Q3 2016. Kibali’s share of equity accounted joint venture profits increased from a loss of $4.3 million in Q2 2017 to a profit of $6.0 million in the current quarter. Profit from mining for Kibali was $33.3 million for Q3 2017 compared to a profit of $23.8 million in Q2 2017, reflecting higher gold sales and lower cash costs.

The share of profits from the Kibali joint venture is stated after depreciation of $31.8 million (Q2 2017: $31.3 million), foreign exchange losses of $2.2 million (Q2 2017: $6.4 million), and a tax credit value of $6.2 million (Q2 2017: $11.2 million) related to a deferred tax asset associated with tax losses/allowances carried forward. The prior quarter also included a time value of money discount on the outstanding value added tax (TVA) balance of $2.7 million (Q3 2017: nil).

The foreign exchange losses incurred are the result of the continued depreciation in the Congolese franc compared to the US dollar and the conversion of TVA balances owed to Kibali which are denominated in Congolese franc.

Morila’s share of equity accounted joint venture profits decreased slightly from a profit of $0.9 million in Q2 2017 to a profit of $0.7 million in Q3 2017.

Income tax expense of $36.5 million decreased by 23% from the charge in Q2 and increased by 13% from the corresponding quarter of 2016. The decrease quarter on quarter is mainly due to decreased profits at Loulo, Gounkoto and Tongon, while the increase from the corresponding quarter in 2016 reflects a withholding tax charge of $10.9 million incurred during the quarter on the payment of the annual Tongon dividend, partially offset by decreased profits at Loulo, Gounkoto and Tongon.

Profit for the quarter was down 41% from the previous quarter and down 22% from the corresponding quarter of 2016. The movement quarter on quarter reflect the decrease in profit from mining, the increase in the share of profits of equity accounted joint ventures and the increased depreciation and other charges during the quarter as explained above. The decrease from the corresponding quarter of 2016 mainly reflects the decrease in profit from mining and the increased depreciation charge.

Basic earnings per share decreased by 42% to $0.52 quarter on quarter (Q2 2017: $0.89) and by 26% compared to Q3 2016, reflecting lower profits.

Net cash generated from operating activities for the quarter of $118.9 million was down 10% from the previous quarter, and in line with the corresponding quarter in 2016, primarily reflecting the movement in profits from operations.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 172 350oz (Loulo 112 578oz and Gounkoto 59 773oz), a decrease of 11% compared to the previous record quarter (Q2 2017: 194 091oz), due to the lower grade but in line with plan. The total cash cost per ounce increased to $592/oz (Q2 2017: $458/oz), reflecting the lower production as well as an increase in mining costs associated with a higher strip ratio, in line with plan as part of the Gounkoto super pit pushback. The plant continued to operate efficiently, with good throughput and high recoveries.

Gold production for the first 9 months of the year was 552 807oz, 10% higher than the corresponding period of the prior year, while total cash costs were $525/oz, 12% lower than the prior comparative period. The increase in production and drop in total cash costs per ounce was mainly driven by an increase in average grade mined and drop in mining costs.

Sustainability

The complex continued to contribute to the development of its surrounding communities. Work has been ongoing to link the local food initiatives (especially the women’s initiatives) to markets (including the mine catering company) and to find partners for the Loulo agricultural college. This objective was advanced by signing a €1.0 million cooperation convention with the German development agency (GIZ) and integrating the agricultural college into the local economic development framework. The construction of two secondary schools was completed during the quarter and they will be handed over during the next quarter. The mine has also successfully dealt with a few concerns raised by the community, and the quarter ended with no unresolved grievances. Similarly, 124ha of land was rehabilitated at the complex during the quarter and more than 15 000 trees planted as part of the drive to reduce the mines’ footprint. The mines remain ISO 14001 certified, and during the quarter an ISO 14001:2015 gap audit was undertaken with minor gaps identified now being addressed.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	9 780	8 574	6 520	25 836	21 604
Ore tonnes mined (000)	976	1 771	1 057	3 898	3 287
Milling
Tonnes processed (000)	1 265	1 223	1 189	3 651	3 612
Head grade milled (g/t)	4.6	5.4	4.6	5.1	4.7
Recovery (%)	92.2	92.3	90.9	92.3	90.9
Ounces produced	172 350	194 091	158 248	552 807	500 993
Ounces sold	169 989	192 948	155 971	548 942	496 780
Average price received ($/oz)	1 285	1 258	1 332	1 254	1 257
Cash operating costs[1] ($/oz)	515	382	520	449	524
Total cash costs[1] ($/oz)	592	458	599	525	599
Gold on hand at period end[2] ($000)	11 669	8 362	15 952	11 669	15 952
Profit from mining activity[1] ($000)	117 804	154 427	114 226	400 706	326 892
Gold sales[1] ($000)	218 357	242 776	207 722	688 640	624 673

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

No Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of nil per million hours worked, the same as in Q2. No major environmental incidents occurred during the quarter.

On a standalone basis, Loulo produced 112 578oz of gold (Q2 2017: 123 969oz) at a total cash cost of $534/oz (Q2 2017: $479/oz). The decrease in production was mainly due to the lower head grade milled, per the mining plan for the quarter, with costs per ounce increasing in line with the lower production.

Profit from mining of $83.9 million was 12% lower than the previous quarter as a result of the lower production at a higher cost of production, partially offset by a slightly higher average gold price received.

The Baboto North target area of the Loulo exploitation permit is to be acquired by one of Endeavour Mining’s subsidiaries in Mali, Mines de Kofi, and will be included in the Mines de Kofi permit adjacent to the Loulo permit, subject to approval from the Ministry of Mines in Mali. Loulo will receive $12.0 million from Mines de Kofi in respect of the Baboto North area.

Gold production for the first 9 months of the year was 341 885oz, 11% higher than the corresponding period of the prior year, while total cash costs were $516/oz, 8% lower than the prior comparative period. The increase in production and drop in total cash costs per ounce was mainly driven by an increase in average grade mined.

Capital expenditure

Total capital expenditure for Q3 was $20.5 million, mainly relating to the underground mine development ($15.2 million) and ongoing surface capital ($4.5 million), including brownfields drilling. Underground capital was focused on development at Yalea ($7.4 million) and Gara ($5.1 million).

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	682	681	680	2 003	2 017
Ore tonnes mined (000)	674	670	678	1 976	1 988
Milling
Tonnes processed (000)	678	644	658	1 920	1 917
Head grade milled (g/t)	5.6	6.5	5.4	6.0	5.5
Recovery (%)	92.2	92.3	90.9	92.3	90.9
Ounces produced	112 578	123 969	103 871	341 885	308 029
Ounces sold	111 873	122 168	102 567	339 039	303 783
Average price received ($/oz)	1 284	1 258	1 332	1 256	1 261
Cash operating costs[1] ($/oz)	457	404	497	441	483
Total cash costs[1] ($/oz)	534	479	577	516	559
Gold on hand at period end[2] ($000)	7 133	6 030	10 339	7 133	10 339
Profit from mining activity[1] ($000)	83 916	95 116	77 444	250 686	213 314
Gold sales[1] ($000)	143 610	153 671	136 601	425 727	383 065

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Underground ore production was higher than the previous quarter, in line with the strategy to catch up on the shortfall from Q1. Improved stoping flexibility in Gara has improved the overall productivity of the mine. At the same time, development towards Yalea South lower is ongoing, in order to establish more stoping flexibility with bottom-up mining anticipated. Bottom-up stoping at Yalea Northern extreme commenced during the quarter.

Optimisation of the paste backfill system to improve flexibility and cost effectiveness is ongoing. The use of slag to reduce cement consumption was introduced during July, and lower strength paste backfill is expected to be used for the bottom-up mining.

The new Yalea crusher and conveyor system was commissioned during the quarter. This has improved the productivity of the trucks by reducing the hauling distance from mining areas.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
YALEA
Ore tonnes mined	371 972	384 260	391 689	1 119 130	1 145 971
Development metres	1 381	1 782	1 548	4 873	5 581
GARA
Ore tonnes mined	302 030	286 171	285 978	857 002	841 622
Development metres	1 835	1 974	1 362	5 718	4 966

GOUNKOTO

No LTI was recorded during the quarter with a LTIFR of nil per million hours worked, the same as in the previous quarter.

No major environmental incidents occurred during the quarter.

On a standalone basis, Gounkoto produced 59 773oz of gold (Q2 2017: 70 122oz) at a total cash cost of $703/oz (Q2 2017: $421/oz). The decrease in production was mainly due to the lower head grade milled (17%), in line with the mining plan, which blended full grade ore mined from the pit with lower grade ore from the stockpiles, as part of the super pit pushback schedule. Total cash cost per ounce increased on the back of the lower grade and production and was also impacted by higher mining costs, reflecting the increased strip ratio.

Profit from mining for the quarter of $33.9 million was lower than the previous quarter (Q2 2017: $59.3 million), reflecting the higher cost and lower gold produced and sold, partially offset by a slightly higher average gold price received.

Gold production for the first 9 months of the year was 210 922oz, 9% higher than the corresponding period of the prior year, while total cash costs were $538/oz, 19% lower than the prior comparative period. The increase in production and drop in total cash costs per ounce was mainly driven by an increase in average grade mined and drop in mining costs.

Capital expenditure

Total capital expenditure for Q3 was $16.8 million, primarily relating to deferred stripping activities ($12.4 million), mining fleet rebuild activities ($2.9 million), water diversion development and further drill testing of extensions of the higher grade shoots within the pit.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	9 098	7 893	5 840	23 833	19 587
Ore tonnes mined (000)	302	1 101	379	1 922	1 300
Milling
Tonnes processed (000)	587	579	531	1 731	1 694
Head grade milled (g/t)	3.4	4.1	3.5	4.1	3.9
Recovery (%)	92.3	92.3	90.9	92.4	90.9
Ounces produced	59 773	70 122	54 377	210 922	192 964
Ounces sold	58 116	70 780	53 404	209 903	192 996
Average price received ($/oz)	1 286	1 259	1 332	1 253	1 252
Cash operating costs[1] ($/oz)	626	345	563	463	588
Total cash costs[1] ($/oz)	703	421	643	538	663
Gold on hand at period end[2] ($000)	4 536	2 332	5 613	4 536	5 613
Profit from mining activity[1] ($000)	33 889	59 311	36 782	150 020	113 578
Gold sales[1] ($000)	74 747	89 105	71 121	262 913	241 608

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA

The quarter ended with no LTI recorded and the LTIFR was nil (Q2 2017: nil). No major environmental incidents occurred during the quarter.

Q3 gold production amounted to 15 959oz, in line with the previous quarter (Q2 2017: 16 057oz), with increased recoveries being offset by slightly lower grade and throughout. The mine performed a one week trial feed campaign of Domba open pit material, at a lower tonnage. The head grade also decreased to 0.5g/t for the quarter (Q2 2017: 0.6g/t) as the mine progressively switches the TSF operation from the coarse wall to the in-dam basin material where the current areas exposed have a slightly lower grade. The decapping operation continued and 1 837kt of waste material was hydro sluiced to the pit (Q2 2017: 1 925kt), despite the impact of heavy rains during the quarter.

Total cash costs for the quarter were $1 029/oz, an 11% increase compared to the previous quarter (Q2 2017: $927/oz). This was the result of the lower grade TSF material processed, combined with the week trial on Domba material mined at a higher cost compared to the TSF operation.

Mining began at the Domba satellite pit in September and the mine is building up a stockpile for an ore campaign to the plant in Q4. The relocation action programme (RAP) has been completed within the specific terms agreed with community representatives.

Work on the development programmes for the Ntiola and Viper deposits continued during the quarter and the mine has filed the necessary documentation for the transfer of the related portion of the Birimian permits into the Morila mining permit.

Gold production for the first 9 months of the year was 45 586oz, 12% higher than the corresponding period of the prior year, while total cash costs was $1 006/oz, 5% lower than the prior comparative period. The increase in production and drop in total cash costs per ounce was mainly driven by an increase in throughput and drop in unit costs.

Sustainability

No major environmental incidents occurred and the mine is on track to update its environmental management system to comply with ISO 14001:2015.

A few concerns which were raised by the community, relating to the Domba project, have subsequently been addressed. The mine will continue to comply with the protocol signed by the Minister of Mines and the Domba community representative.

The Morila closure committee and representatives from the local community and local authorities visited the Songhai Project in Benin and all agreed to the model being applied at Morila. Following approval of the plan by the Morila board, it will be submitted to the Government and local authorities for approval.

Morila entered into a tripartite partnership with the NGO CADJ/Diakonia and the town halls of Sanso and Domba for the economic development of women.

Capital expenditure

There was no significant capital expenditure at Morila during this quarter.

MORILA RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	569	-	-	569	-
Ore tonnes mined (000)	62	-	-	62	-
TSF material processed (000)	1 345	1 451	505	4 261	553
Milling
Tonnes processed (000)	1 415	1 482	922	4 331	2 513
Head grade milled (g/t)	0.5	0.6	0.4	0.5	0.6
Recovery (%)	64.7	61.1	80.7	61.2	86.7
Ounces produced	15 959	16 057	10 084	45 585	40 707
Ounces sold	14 901	16 422	8 876	45 090	39 499
Average price received ($/oz)	1 295	1 268	1 334	1 267	1 259
Cash operating costs[1] ($/oz)	952	850	1 351	929	985
Total cash costs[1] ($/oz)	1 029	927	1 432	1 006	1 061
Profit/(loss) from mining activity[1] ($000)	3 962	5 611	(863)	11 804	7 852
Attributable (40%)
Gold sales[1] ($000)	7 720	8 330	4 737	22 858	19 898
Ounces produced	6 384	6 423	4 034	18 234	16 283
Ounces sold	5 960	6 568	3 550	18 036	15 800
Profit/(loss) from mining activity[1] ($000)	1 585	2 244	(345)	4 722	3 141
Gold on hand at period end[2] ($000)	1 054	578	639	1 054	639

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

One LTI and no major environmental incidents were recorded in Q3 2017 with an LTIFR of 0.84 compared to 2.48 in Q2 2017. The emphasis on safety and training is ongoing and includes ensuring all personnel carry out effective risk assessments prior to each task.

Tongon produced 66 811oz of gold in Q3 2017, down 14% from the previous quarter (Q2 2017: 77 620oz) as a result of a decrease in grade, throughput and recovery. Lower throughput stemmed from the extended commissioning and troubleshooting of a new mill discharge liner grate system installed in one of the mills. During this period, plant feed grade and recovery were affected by feeding lower grade oxide and transition ore. The mine has subsequently improved its milling operations on both mills and is increasing its throughput with the installation of another 8MW motor to replace the existing 7MW unit on mill 2 and fitting lower profile liners in addition to the grate discharge system.

Total cash costs in Q3 2017 increased to $800/oz (Q1 2017: $639/oz) on the back of the decreased production and higher mining costs related to an increase in strip ratio, in line with the mining plan.

The grid to generated power ratio was 93:7 for Q3 compared to 94:6 in Q2. Grid power instability was mainly caused by voltage and frequency fluctuations on the international power line between Côte d’Ivoire, Mali, Burkina Faso and Ghana. The new powerhouse double busbar system, which was installed and commissioned in Q2, is allowing the mine better management of its grid power supply, distribution and usage and provides a degree of flexibility to manage power fluctuations and disruptions.

Profit from mining activity decreased by 35% to $30.1 million in Q3, mainly due to lower ounces sold and higher operating costs.

Gold production for the first 9 months of the year was 211 291oz, 20% higher than the corresponding period of the prior year, while total cash costs was $683/oz, 19% lower than the prior comparative period. The increase in production and drop in total cash costs per ounce was mainly driven by an increase in throughput, improved recoveries and drop in unit costs.

TONGON RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	6 779	5 873	6 288	18 100	21 406
Ore tonnes mined (000)	860	1 104	1 162	3 110	3 034
Milling
Tonnes processed (000)	1 062	1 126	1 014	3 221	2 732
Head grade milled (g/t)	2.3	2.5	2.6	2.4	2.4
Recovery (%)	83.6	84.3	84.2	83.9	83.2
Ounces produced	66 811	77 260	71 187	211 291	175 700
Ounces sold	62 001	75 052	69 236	209 726	173 131
Average price received ($/oz)	1 286	1 253	1 333	1 254	1 269
Cash operating costs[1] ($/oz)	761	601	692	645	804
Total cash costs[1] ($/oz)	800	639	732	683	842
Gold on hand at period end[2] ($000)	9 836	3 545	5 361	9 836	5 361
Profit from mining activity[1] ($000)	30 158	46 066	41 565	119 737	73 938
Gold sales[1] ($000)	79 735	94 018	92 275	262 958	219 716

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

No major environmental incidents occurred and the mine is on track to update its environmental management system to comply with ISO 14001:2015.

The community project focus in Q3 was mainly on water supply systems. Construction of the nearby village water installations to the value of $0.5 million have started, with approval and input from the government water authorities. An additional project currently underway is the construction of the surrounding village chiefs’ residences and administration houses, administered by the local government authorities, to the value of $0.4 million. A convention outlining the ‘principles of use’ of the government-owned houses has been signed by the local authorities, the village representatives and Tongon management.

The agribusiness farming project has seen good growth as a result of rigorous monitoring of the farm development and the widespread rains recorded. An area of 305ha of the targeted 300ha of the surrounding village farms, has been cultivated with maize.

Capital expenditure

Capital expenditure in Q3 was $5.6 million, mainly in respect of mining fleet rebuild activities ($3.7 million), the fourth flotation rougher cell installation ($0.9 million) and exploration activities ($0.4 million).

KIBALI

Kibali recorded one LTI during the quarter, compared with two in the previous quarter, giving a LTIFR of 0.31 (Q2: LTIFR: 0.62). No major environmental incidents occurred during the quarter.

Kibali produced 144 608oz in Q3, 2% above Q2, in line with plan. Production is anticipated to ramp-up in Q4, on completion of the commissioning of the underground haulage and shaft hosting system, which remains on a tight schedule. Plant throughput was in line with the previous quarter and still above nameplate design while full sulphide feed volumes were further increased. Recovery, however, dropped to 83.5% in the current quarter from 84.3% in Q2, reflecting the change in feed blend in line with the respective pits’ mining schedules. Total cash costs decreased 12% to $753/oz as a result of a slightly higher grade, increased proportion of hydropower associated with wet season higher river levels and lower mining costs following a reduction in strip ratio.

Profit from mining activity increased 40% to $73.9 million in the current quarter (Q2 2017: $52.9 million), reflecting the lower cost of production and higher gold sales.

Gold production for the first 9 months of the year was 426 825oz, 6% higher than the corresponding period of the prior year, while total cash costs was $817/oz, 6% higher than the prior comparative period. The increase in production was mainly driven by an increase in throughput and recoveries. The increase in total cash costs per ounce was driven by a drop in average grade mined and increase in mining costs.

Sustainability

The Gorumbwa resettlement programme continued without disruption during the quarter, with more than 60% of the planned communal infrastructure (eg schools, clinics, places of worship) handed over to the community. Kibali strengthened its relationship with the Garamba National Park and contributed to its biodiversity protection through the funding of their latest elephant collaring campaign.

KIBALI RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	9 663	7 827	7 453	27 644	22 068
Ore tonnes mined (000)	1 644	1 262	1 458	4 574	4 562
Milling
Tonnes processed (000)	1 840	1 854	1 950	5 615	5 270
Head grade milled (g/t)	2.9	2.8	2.9	2.9	3.0
Recovery (%)	83.5	84.3	81.8	82.9	78.2
Ounces produced	144 608	141 204	150 431	426 825	403 540
Ounces sold	143 711	137 661	146 639	440 078	402 084
Average price received ($/oz)	1 267	1 243	1 334	1 237	1 264
Cash operating costs[1] ($/oz)	694	803	687	760	711
Total cash costs[1] ($/oz)	753	859	747	817	768
Profit from mining activity[1] ($000)	73 928	52 956	87 269	185 016	199 484
Attributable (45%)
Gold sales[1] ($000)	81 963	77 013	88 042	245 059	228 691
Ounces produced	65 074	63 542	67 694	192 071	181 593
Ounces sold	64 670	61 947	65 988	198 035	180 938
Profit from mining activity[1] ($000)	33 268	23 830	39 271	83 257	90 263

Gold on hand at period end[2] ($000)	7 332	6 597	5 854	7 332	5 854

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

Construction of the tailings return water detox facility was completed and commissioned at the end of the quarter. This should facilitate improved return water quality and thus recovery benefits, as well as improving water management within the tailings storage facilities.

Azambi, the third new hydropower plant, remains on schedule for commissioning and first power in Q2 2018.

Declines

The underground produced 448kt of ore from the declines in Q3, a 14% increase from the previous quarter and 39% above Q1, in line with the 2017 ramp-up schedule. In addition, Kibali completed 2.9km of development from the declines during the quarter.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
Ore tonnes mined	448 338	391 790	372 232	1 163 116	1 115 761
Development metres	2 925	3 066	3 658	9 185	9 679

Vertical shaft

The Shaft Sinkers contract was concluded during the quarter, with the completion of the underground materials handling system. Paving of the haulage level and automation development also progressed during the quarter, targeting the full commissioning and ramp-up of the underground haulage and shaft ore delivery system in Q4.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2017	2017	2016	2017	2016
	Quarter ended 30 Sep 2017	Quarter ended 30 Jun 2017	Quarter ended 30 Sep 2016	9 months ended 30 Sep 2017	9 months ended 30 Sep 2016
Off shaft development metres	116	524	959	1 257	2 058

Capital expenditure

Capital expenditure for the quarter amounted to $65.8 million (at 100%), with Kibali’s main expenses still related to the underground development ($38.8 million), including the haulage level construction to enable the commissioning of the automated material handling in Q4. The majority of the remaining capital expenditure relates to the Azambi hydroproject ($4.8 million), the Gorumbwa RAP ($4.4 million) and stripping activities mainly at the Pakaka and Kombokolo pits ($7.3 million).

DEVELOPMENT PROJECTS

SENEGAL

Massawa feasibility project

Work continued at the Massawa feasibility project this quarter.

At Sofia North, infill drilling was completed following the positive trenching reported last quarter. Drilling results are reported under the exploration section and have confirmed the mineralisation identified in the trenches, which will allow for an expansion of the Sofia reserve. Geotechnical drilling and metallurgical sampling was undertaken with testwork indicating a metallurgical recovery of 83% in the fresh material.

Results of the first of four Central Zone pilot plant campaigns were completed and showed an 80% overall recovery using gravity and leach. The back-calculated grade of the 2.5t sample returned a higher grade than the block model due to the presence of a coarse high grade component. The leachwell assay of the head grade reconciled well with the geological grade of the samples and was confirmed to be the superior assay method over fire assay for this style of mineralisation. The second pilot plant sample for the Central Zone has been shipped and the test work is planned for completion in Q4. The samples of the drilling for pilot plant campaigns 3 and 4 are currently being assayed, but the large number of samples has caused a backlog at the laboratory, pushing out the completion of the pilot plant campaigns to Q1 2018. The completion of these campaigns is critical in verifying the expected metallurgical response for the southern and central portions of the Central Zone.

The first of two bio-oxidation pilot plant campaigns is nearing completion and is showing good oxidation and dissolution of the gold. The focus now is to optimise the flotation parameters required to maximise the overall recovery of the Massawa ore and confirm if a benign tailings material can be generated.

Significant high grade intersections from Delya which lies north of the Massawa North Zone will require metallurgical batch testing to confirm if the fresh ore is amenable to bio-oxidation. Bottle roll work has confirmed the ore is refractory to direct leach which has resulted in the need to resize the bio-oxidation route of the proposed plant. Drilling in Q4 will be directed towards determining the size of the Delya deposit.

Sterilisation drilling and satellite exploration also continued during the quarter, together with environmental, social, hydrological and ground water testwork.

Capital expenditure

Capital expenditure for the quarter amounted to $10.8 million and related mainly to feasibility drilling activities.

EXPLORATION ACTIVITIES

Results this quarter were largely derived from our brownfields projects due to the annual wet season. However, the exploration teams have had a busy quarter with positive exploration results from Massawa in Senegal and from the deeper work on deposits in both Loulo and Kibali. In Côte d’Ivoire a wide-spaced drilling programme over 9km of strike at Fonondara was completed and confirmed over 4km of strike of higher grade mineralisation. Projects without results this quarter, due to the wet season, have not been reported here but interpretation and target generation exercises have been completed across the portfolio in preparation for the new field season.

MALI

Loulo

At Yalea, advanced grade control drilling at depth in the south of the deposit delivered robust intercepts at the limit of the block model (YaDH23: 24.20m @ 4.88g/t and YaDH31: 10.20m @ 5.12g/t), while confirming high grade mineralisation associated with the Yalea plunge and intersection targets (YaDH27: 30.74m @ 9.69g/t and YaDH28: 7.3m @ 15.46g/t). Step-out exploration drilling has validated a 300m extension to the Yalea plunge target, with YDH274 returning an intercept of 35.3m @ 19.85g/t from 738.2m, TW: 9m. This high grade Yalea plunge target is currently the focus of exploration work at Yalea.

The higher grade mineralisation in the plunge target enhances the economics of the deeper Yalea intersection target, a panel of mineralisation developed along footwall lithological contact. This panel is currently being drill tested and is planned to be converted to resources in 2018. At Loulo 3, infill drilling has been completed on schedule and strong results to date show a potential of 0.69Mt @ 8.79g/t for +180koz at MZ1 and 1.6Mt @ 7.82g/t for +400koz at MZ2, down to -400m RL. This project has the potential to pass Randgold’s filter for a high grade, underground operation at Loulo and work will continue in order to establish an underground resource. RC drilling at Saba identified a 500m portion of strike with sub-economic mineralisation averaging 0.82g/t at a true width of 8.2m. In the new field season, surface exploration over the remaining 4.1km of mapped strike north to the permit boundary is planned ahead of reranking opportunities along the entire system and the generation of new targets across the project to replenish the base of the resource triangle.

Gounkoto project

Scout RC drilling at Faraba North did not confirm near surface mineralisation along target structures or surficial extensions to interpreted higher grade shoots. Higher grade intercepts from a hematite zone in the hanging wall of the system this quarter (FARC619: 5.5m @ 3.73g/t and 7m @ 5.38g/t) are being analysed in context of previous drilling, to investigate potential for a small open pit resource on this structure. A drilling programme to test potential structural controls to high grade intercepts from previous trenching (FT42Ex: 13.6m @ 6.98g/t) and drilling (FADH016: 2.85m @ 5.44g/t) on the domain boundary at Faraba West, will be carried out in Q4. Going forward, the aim of the greenfields programme at Gounkoto is to generate higher quality greenfields targets along the entire Domain Boundary which is a significant structure intimately associated with mineralisation at Gounkoto.

SENEGAL

As the Massawa feasibility study progresses, the potential from a number of large exploration targets around the main deposits is now the focus of the exploration team. The recent successes at Sofia have confirmed the potential for additional ounces on the project and work has started on Delya, Makana and Kaviar while further work is planned at KB, Kawsara, Sofia North extension and the northern strike extension of the main Massawa deposit.

The most significant new intersections for the quarter were identified at Delya where an infill drilling programme was completed over a 1km strike length of the Delya Main deposit where an inferred resource of 1.07Mt @ 3.57g/t for 122koz currently exists. New results include: DLRC034 - 14m @ 5.29g/t from 132m; DLRC035 - 10m @ 9.66g/t from 67m; DLRC036 - 15m @ 5.93g/t from 15m; and DLRC038 - 20m @ 5.73g/t from 44m. The drilling confirmed the high grade shoot in the north of the deposit and overall returned better grades than the existing model.

At Delya South, a phased scout step-out RC drill programme was completed delineating a 1.8km strike extension of the Delya Main system at 300m spacing. Drill results have not yet been received, however, the expected mineralisation of the main shear averages 5m true width with expected grade varying between 2 and 5g/t. Silica brecciation and alteration increase to the south. An estimated potential of +100 000oz of free-milling oxide ore at Delya will be further assessed in Q4, together with the sulphide potential of Delya Main.

At Sofia North, an infill RC and diamond drill programme was completed following up from the successful trench and RC drill programme in Q2. This included a 30m by 30m infill programme over a 600m strike length with the aim to deliver further upside while converting the resource from inferred to indicated. Significant results from the RC drilling confirmed the elevated grades and thicknesses in this part of the deposit: SFRC201 - 17m @ 5.12g/t from 86m including 10m @ 7.71g/t and 15m @ 3.39g/t from 112m including 8m @ 4.52g/t; and SFRC203 - 33m @ 3.36g/t from 22m including 7m @ 9.10g/t. From diamond drilling: 9.15m @ 3.02g/t from 155.45m including 2.45m @ 6.05g/t from 156.15m.

Drill results also indicate a steep north-plunging high grade shoot (+3g/t). Drillhole SFDDH052A (Line 16) returned 7.1m @ 3.79g/t from 174.65m including 2.5m @ 7.6g/t in the hangingwall structure and 8.6m @ 3.21g/t from 181.7m including 3.25m @ 5.83g/t from the Main Zone. Moving into Q4, further exploration work will focus on drill testing the northerly strike extent of the Sofia-Sabodala mineralised corridor.

On the KB and Kaviar targets, positive results from field observations and lithosampling confirmed the potential for significant gold mineralisation and confirmed ENE structural trends identified from remote sensing and geophysics interpretation. Highlights include 4.64g/t, 4g/t, 3.38g/t and 2.01g/t from lithosamples associated with exposed areas of significant carbonate +/- silica alteration with visible sulphides +/- quartz-carbonate veining. An old Randgold trench from the target intersected 14m @ 18.42g/t including 2m @ 115.4g/t and 6m @ 1.57g/t. A diamond drilling programme has started to provide the geological framework of these targets before closer spaced RC drilling is undertaken.

At Makana, the first hole of the programme intersected multiple mineralised quartz veins but failed to intersect the main target and follow-up drilling will test an alternative model once access is possible again after the wet season.

CÔTE D’IVOIRE

In Q3, the CDI team completed a large RC drilling programme over the 9km Fonondara trend on the Boundiali permit, confirming multiple zones of mineralisation. A trenching programme was also completed at Gbongogo south which continued to confirm the potential of that target. A 70:30 joint venture between Randgold and Endeavour Mining was also signed, combining Randgold’s Mankono permit with Endeavour Mining’s Sissedougou permit, thereby providing Randgold with access to the prospective ground to the immediate north of Mankono.

Boundiali

Following up on the strong Q2 drill results from Fonondara, a drilling programme was completed this quarter which infilled the 9km Fonondara trend to a maximum line spacing of 300m to provide the key geological information on the controls on mineralisation. This drilling has significantly improved the geological model and highlighted untested opportunities along the corridor. Additionally, it has identified multiple mineralised lenses with a cumulative strike length of over 4km which will be further tested in Q4. Fonondara is a hydrothermal system up to 350m wide and at least 9km long consisting of anastomosing carbonaceous shears with at least three styles of mineralisation. A potential resource of 700koz has been defined in the Fonondara Main zone, a 700m long zone of multiple mineralised structures which remains open to the south and at depth. In the south of the Fonondara corridor, the mineralisation in a second 700m long zone is a high grade quartz-carbonate vein accompanied by disseminated sulphides. Results from this southern part of the system returned 11m @ 18.73g/t including 9m @ 22.75g/t from 92m and 10m @ 2.09g/t including 2m @ 13.45g/t from 43m.

Additional opportunities include the continuation towards the north and south of the Fonondara main system which is possibly masked by a thrust and laterite cover. Along strike, on the Fonondara structure, the team is defining a set of targets for follow-up work.

Mankono

Exploration for additional potential continued at Gbongogo, with a trenching programme to the south and west of the main target highlighting significant potential, while further work confirmed lower grades (1g/t) in the Dokeka target located 3km east of Gbongogo.

This quarter, 10 trenches (GBTR044 to GBTR053) were excavated in the new extension of Gbongogo targeting NS trending mineralised shears outside the intrusion. All the trenches have intersected a quartz tourmaline veining system and are highlighting a broadly NS oriented mineralised system over a 300m wide corridor and 1km strike. The northern trench, GBTR050, intersected a +58m wide alteration and veining system with an intersection of 18.40m @ 3.04g/t including higher grade zones of 3m @ 3.28g/t and 1.10m @ 33.25g/t, indicating the target is still open towards the north. Towards the south of the strong result reported last quarter from GBTR043: 39.40m @ 1.78g/t including 23.40m @ 2.68g/t and 15.30m @ 3.68g/t, while new trench GBTR046 yielded a strong zone of mineralisation with 16.10m @ 6.76g/t including 4.10m @ 5.0g/t hosted in the sheared and tourmaline altered amphibolite dyke and 7m @ 10.94g/t from a strong quartz-tourmaline-pyrite shear affecting the contact between the intrusive and the sediment. Similarly, consistent and strong gold grades were returned from the quartz tourmaline veins with up to 178g/t from selective samples.

To the west of the main shear, weak intersections from trenches not reaching the in-situ saprolite due to the deep cover are also of interest and will be tested by drilling in Q4. The Gbongogo system is still open towards both the north and south and features strong soil anomalism in both directions, while a number of large soil anomalies to the east and west of the target provide further upside.

Nielle

At Tongon NZ the focus for exploration is testing for a significant underground resource which would be down plunge of the current NZ open pit, within ±500m of the granodiorite. This is due to the mineralised system being strongest within a certain radius of the core of the Skarn system. Two deep diamond drillholes will test this opportunity in Q4.

DRC

Kibali

Results of the two diamond holes drilled to test the down-plunge continuation of the Kombokolo mineralisation were received early this quarter. The results support the down-plunge continuity of the main 1001 mineralised lens 200m beyond the pit shell but the high grade mineralisation within the envelope is decreasing and getting narrower with depth.

At Rhino-Agbarabo, a second phase of infill drilling was completed to better understand the structural controls of the high grade shoots and to test for the continuity of high grade mineralisation intersected in previous holes. Results confirmed the continuity of the mineralised structures but indicated that very high grade mineralisation is confined to isolated rods within the system.

The consolidated model contains seven mineralised lenses with five lenses requiring follow-up work. These lenses are located within north dipping mineralised structures which can be traced through the target. The weighted averages from these five lenses are 5.7m @ 3.44g/t over 250m strike in the Upper Hanging Wall lens, 9.09m @ 2.18g/t over 430m strike in the Lower Hanging Wall lens, 10.4m @ 4.64g/t over 40m strike in the main Agbarabo lens, 6.42m @ 2.75g/t over 235m in the Agbarabo South lens and 14.6m @ 2.16g/t over 180m strike in the Rhino 1001 lens. This target contains a significant amount of high grade mineralisation which has now been modelled and which may be a larger open pit mining opportunity than previously recognised. At the same time, the high grade shoots are open down-plunge and require further evaluation for underground mining potential.

A deep hole (DDD602) totalling 1 490m was completed this quarter at KCD, testing the model of a folded banded ironstone with mineralisation located on the limbs, in the fold hinges or along axial planes. The hole tested the model which was projected 600m down-plunge from existing data. The hole intersected a series of BIF packages that are interpreted as being part of the same KCD folded sequence. Zones of strong silica carbonate alteration with disseminated pyrite were intersected in expected zones for the 3000, 5000, and 9000 lodes. Additionally, a wide zone of strong alteration with pyrite and arsenopyrite mineralisation was intersected below the interpreted 9000 lode extension, adding weight to the model of an additional mineralised lens beneath the 9000 lode, potentially where the Sessengue SW target locates up-plunge. Results are still pending, however, the hole confirms the plunge extent of the Kibali system and provides a framework for extension and targeting at KCD in the near to mid future.

At Ikamva, a model of a plunging mineralised fold hinge, based on recent work, was projected to depth. Pit optimisation on this conceptual target suggests a potential of 100koz at 2.5g/t in a $1 000/oz pit shell. A drilling programme to confirm this down-plunge potential is planned for Q4. If present, this mineralisation would form part of the Kalimva target area resource.

At Kalimva, close to Ikamva, a model of a planar mineralised structure containing multiple high grade shoots was further tested this quarter. Nineteen holes have been completed on five fences, intersecting lithologies of ironstone, meta-sediments, felsic intrusive and basalt, supporting surface mapping. Results are variable and show a bimodal gold distribution with wide, high grade intersections in the shoots connected by narrow, weakly mineralised structures. Best results of: KVRC0025 - 22m @ 4.7g/t; and KVRC0041 - 24m @ 4.46g/t indicate the potential continuity of these shoots, which, if confirmed, will lift the resource grade of the target.

Moku JV (SMB)

During the quarter a review of the regolith in the project area was completed. This concluded that transported material at surface is not an issue, and as a result a large, regional soil-sampling programme has now begun over target areas that coincide with anomalous basins. The priority targets on the project are Moku South-West, Concasseur, Mutubi-Ganga-Panier Circule and Zembe on the KZ trend. The large, difficult-to-access Gau Basin along with the largely-unworked Ikampiko Flats area were identified for an infill BLEG programme.

Fieldwork began this quarter on the Concasseur AOI and progress has already highlighted the prospectivity of the area with lithosample results of 6.9g/t and 13.1g/t within strongly-silicified BIF and metasediment with accompanying albite, limonite and lesser hematite alteration and disseminated oxides in weathered rock.

Ngayu JV (Loncor/Devon)

The generative review of the project completed last quarter defined the most prospective exploration area in the Ngayu belt as the Imva trend containing the targets of Mondarabe, Nagasa, Matete and Itali located along a major transcrustal domain-boundary structure in the extreme west of the belt. The rehabilitation of trails and tracks to provide access to this area is in progress and estimated to be 50% complete.

While this work is in progress the team has focused on a second order target area in the SE of the belt, which is interpreted to be roof pendant sediments over a large plutonic complex. The Anguluku target is an old colonial gold working which has seen significant artisanal activity over the years.

Field work at Anguluku this quarter identified two sub-parallel mineralised trends in the SE of the target area. Separated by around 650m, the 5km long Maka and Sukisa trends feature disseminated pyrite mineralisation in altered sediments with silica and carbonate alteration developed most strongly on lithological contacts. Results are pending.

A second target area in the NE of Anguluku features a mineralised and altered contact between granitic rocks and metasediments which is exposed along the Gowa River. The mineralisation outcrops sporadically over 200m in one location and 20m in a second location which appears to be a sub-parallel zone. Results are pending and work will focus on extending these zones while further evaluating the rest of the Anguluku target.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2017	2017	2016	2017	2016
REVENUES
Gold sales on spot	298 093	336 794	299 998	951 599	844 390
Total revenues	298 093	336 794	299 998	951 599	844 390
Share of profits/(losses) of equity accounted joint ventures	6 909	(3 434)	5 966	(1 742)	20 542
Other income	3 608	7 529	1 196	13 543	4 732
Total income	308 610	340 889	307 160	963 400	869 664
COST AND EXPENSES
Mine production costs	121 428	117 162	120 995	350 155	354 305
Movement in production inventory and ore stockpiles	(3 305)	(14 390)	(6 855)	(15 593)	(113)
Depreciation and amortisation	50 540	42 190	40 120	131 739	113 944
Other mining and processing costs	16 540	16 162	14 853	47 453	45 362
Mining and processing costs	185 203	161 124	169 113	513 754	513 498
Royalties	15 468	17 367	15 214	49 141	44 007
Exploration and corporate expenditure	11 882	12 823	11 212	35 613	33 205
Other expenses	-	-	1 965	-	3 976
Total costs	212 553	191 314	197 504	598 508	594 686
Finance income	1 148	1 019	249	2 936	1 099
Finance costs	(420)	(437)	(430)	(1 267)	(1 266)
Finance income/(costs) - net	728	582	(181)	1 669	(167)
Profit before income tax	96 785	150 157	109 475	366 561	274 811
Income tax expense	(36 537)	(47 369)	(32 222)	(118 601)	(74 914)
Profit for the period	60 248	102 788	77 253	247 960	199 897
Other comprehensive income
Profit on available-for-sale financial assets	-	-	(1)	-	13
Share of equity accounted joint ventures other comprehensive profit/(loss)	1	(9)	-	(17)	1 600
Total other comprehensive income/(expense)	1	(9)	(1)	(17)	1 613
Total comprehensive income	1	102 779	77 252	(17)	201 510
Profit attributable to:
Owners of the parent	48 709	84 031	65 566	202 558	168 954
Non-controlling interests	11 539	18 757	11 687	45 402	30 943
	60 248	102 788	77 253	247 960	199 897
Total comprehensive income attributable to:
Owners of the parent	48 710	84 022	65 565	202 541	170 567
Non-controlling interests	11 539	18 757	11 687	45 402	30 943
	60 249	102 779	77 252	247 943	201 510
Basic earnings per share ($)	0.52	0.89	0.70	2.15	1.81
Diluted earnings per share ($)	0.51	0.88	0.69	2.13	1.78
Average shares in issue (000)	94 103	94 047	93 737	94 031	93 595

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited	Unaudited
	at	at	at	at
	30 Sep	30 Jun	31 Dec	30 Sep
$000	2017	2017	2016	2016
Assets
Non-current assets
Property, plant and equipment	1 569 573	1 566 151	1 560 860	1 567 319
Cost	2 602 873	2 548 911	2 462 421	2 407 481
Accumulated depreciation and amortisation	(1 033 300)	(982 760)	(901 561)	(840 162)
Long-term ore stockpiles	161 177	177 477	164 706	151 017
Investments in equity accounted joint ventures	1 427 147	1 420 466	1 414 211	1 442 420
Other investments in joint ventures	42 584	40 736	34 423	37 060
Total investments in joint ventures	1 469 731	1 461 202	1 448 634	1 479 480
Total non-current assets	3 200 481	3 204 830	3 174 200	3 197 816
Current assets
Inventories and ore stockpiles	135 092	124 889	119 027	135 777
Trade and other receivables	224 190	254 134	231 430	223 380
Cash and cash equivalents	621 576	572 838	516 301	361 103
Total current assets	980 858	951 861	866 758	720 260
Total assets	4 181 339	4 156 691	4 040 958	3 918 076
Equity attributable to owners of the parent	3 628 067	3 573 863	3 498 699	3 415 678
Non-controlling interests	276 567	278 963	253 258	239 324
Total equity	3 904 634	3 852 826	3 751 957	3 655 002
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765	2 765
Deferred tax	51 067	49 332	42 386	41 355
Provision for rehabilitation	55 455	55 455	55 455	47 581
Total non-current liabilities	109 287	107 552	100 606	91 701
Current liabilities
Trade and other payables	119 014	133 959	127 377	136 675
Current income tax payable	48 404	62 354	61 018	34 698
Total current liabilities	167 418	196 313	188 395	171 373
Total equity and liabilities	4 181 339	4 156 691	4 040 958	3 918 076

These results are presented as the third quarter ended 30 September 2017. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2016, and which will form the basis of the 2017 annual report. No new or amended accounting standards effective for 2017 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2016, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2016 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $54.0 million for the three months ended 30 September 2017, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $37.3  million. Of this amount, $12.5 million was spent on the development of the Yalea and Gara underground mines, while $22.1 million was spent on ongoing capital and exploration, including work on the Gounkoto super pit. Ongoing capital and exploration expenditure at Tongon was $5.6 million, while $10.8 million was spent at Massawa during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 September 2017 amounted to $20.8 million, with the majority relating to Kibali ($12.2 million attributable), the Loulo-Gounkoto complex ($6.2 million) and Tongon ($2.3 million).

The long term ore stockpiles balance of $161.2 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 9% decrease from 30 June 2017 relates to a decrease in the stockpiles at Gounkoto in line with mine plans.

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balance of $1.5 billion in total investment in joint ventures at 30 September 2017 increased slightly against the balance at 30 June 2017 and the movement in the quarter mainly reflects profits earned ($6.9 million) and loans granted to asset leasing companies ($1.6 million).

Current inventories and ore stockpiles of $135.1 million increased by 8% from the balances at 30 June 2017. This is due to an increase in the gold on hand balance at Tongon ($4.1 million), as well as an increase in the consumable stores balance at Tongon ($4.3 million).

Trade and other receivables at 30 September 2017 decreased by 12% compared to the balances at 30 June 2017. This mainly reflects decreases in the gold debtor balances at Tongon due to the timing of receipts of gold shipments, as well as a drop in the TVA balances at Gounkoto due to offsets made in the quarter.

The total outstanding refundable TVA balances in Mali amount to $110 million (30 June 2017: $112 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $5 million. Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $58.4 million (30 June 2017: $56.0 million). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

As disclosed in Q4 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in June 2016, resulting in Loulo being awarded $29.2 million in principle (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently paid during the third quarter. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts were also confirmed to be recoverable as TVA receivables such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totalled $179.4 million at the end of the current quarter.

Having taken professional advice, the group considers material elements of the remaining claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered remote under IFRS. Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

The increase in cash of $48.7 million since 30 June 2017 largely reflects the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($170.8 million), offset by taxes paid during the quarter ($51.9 million) and the group’s continued investment in capital expenditure in its subsidiaries ($54.9 million).

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $51.1 million was in line with the balances at June 2017.

Trade and other payables of $119.0 million decreased by 11% from the balance at 30 June 2017, mainly as a result of the reduction in supplier and accrual balances at the Loulo-Gounkoto complex.

Current tax payable of $48.4 million decreased by 22% from the balances at 30 June 2017 due to corporation tax payments made at Loulo, Gounkoto and Tongon during the quarter.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	9 months	9 months
	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep
$000	2017	2017	2017	2016
Profit after tax	60 248	102 788	247 960	199 897
Income tax expense	36 537	47 369	118 601	74 914
Profit before income tax	96 785	150 157	366 561	274 811
Share of losses/(profits) of equity accounted joint ventures	(6 909)	3 434	1 742	(20 542)
Adjustment for non-cash items	61 937	54 350	167 991	141 198
Effects of change in operating working capital items	18 986	(16 296)	(29 447)	(25 672)
Receivables	24 727	(22 129)	(10 365)	(40 230)
Inventories and ore stockpiles	6 097	(14 227)	(12 536)	11 516
Trade and other payables	(11 838)	20 060	(6 546)	3 042
Cash generated from operations	170 799	191 645	506 847	369 795
Dividends received from equity accounted joint ventures	-	-	-	5 000
Income tax paid	(51 854)	(59 299)	(122 445)	(58 233)
Net cash generated from operating activities	118 945	132 346	384 402	316 562
Additions to property, plant and equipment	(54 889)	(44 226)	(140 392)	(120 518)
Sale of shares in available-for-sale financial assets	-	-	-	1 982
Funds invested in equity accounted joint ventures	(1 627)	(17 808)	(23 619)	-
Loans repaid by equity accounted joint ventures	-	-	746	9 332
Net cash used by investing activities	(56 516)	(62 034)	(163 265)	(109 204)
Proceeds from issue of ordinary shares	244	-	277	2 789
Acquisition of additional interest in Tongon	-	-	-	(340)
Dividends paid to company’s shareholders	-	(94 046)	(94 046)	(52 051)
Dividends paid to non-controlling interests	(13 935)	(3 703)	(22 093)	(9 985)
Net cash used by financing activities	(13 691)	(97 749)	(115 862)	(59 627)
Net increase/(decrease) in cash and cash equivalents	48 738	(27 437)	105 275	147 731
Cash and cash equivalents at beginning of period	572 838	600 275	516 301	213 372
Cash and cash equivalents at end of period	621 576	572 838	621 576	361 103

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2015 - audited	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Fair value movement on available-for-sale financial assets[1]	-	-	-	1 600	-	1 600	-	1 600
Share of other comprehensive income of joint ventures[1]	-	-	-	13	-	13	-	13
Other comprehensive income	-	-	-	1 613	-	1 613	-	1 613
Net profit for the period	-	-	-	-	168 954	168 954	30 943	199 897
Total comprehensive income for the period	-	-	-	1 613	168 954	170 567	30 943	201 510
Share-based payments	-	-	-	19 468	-	19 468	-	19 468
Share options exercised	89 413	4	2 785	-	-	2 789	-	2 789
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	938	(938)	-	-	-	-
Shares vested[2]	358 329	18	29 656	(28 328)	-	1 346	-	1 346
Dividend relating to 2015	103 090	5	9 609	-	(61 705)	(52 091)	-	(52 091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(9 985)	(9 985)
Purchase of additional share in Tongon	-	-	-	-	-	-	(340)	(340)
Balance - 30 Sep 2016 - unaudited	93 783 752	4 689	1 536 769	58 820	1 815 400	3 415 678	239 324	3 655 002
Balance - 31 Dec 2016 - audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Fair value movement on available-for-sale financial assets[1]	-	-	-	-	-	-	-	-
Share of other comprehensive income of joint ventures[1]	-	-	-	(17)	-	(17)		(17)
Other comprehensive income	-	-	-	(17)	-	(17)	-	(17)
Net profit for the period	-	-	-	-	202 558	202 558	45 402	247 960
Total comprehensive income for the period	-	-	-	(17)	202 558	202 541	45 402	247 943
Share-based payments	-	-	-	18 229	-	18 229	-	18 229
Share options exercised	10 306	1	276	-	-	277	-	277
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	72	(72)	-	-	-	-
Shares vested[2]	310 814	16	26 408	(24 057)	-	2 367	-	2 367
Dividend relating to 2016	-	-	-	-	(94 046)	(94 046)	-	(94 046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(22 093)	(22 093)
Balance - 30 Sep 2017 - unaudited	94 124 872	4 707	1 564 082	57 224	2 002 054	3 628 067	276 567	3 904 634

1	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
2	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2017	2017	2016	2017	2016
Gold sales per IFRS[1]	298 093	336 794	299 998	951 599	844 390
Gold sales adjustments for joint ventures[2]	89 683	85 343	92 778	267 917	248 589
Gold sales[3]	387 776	422 137	392 776	1 219 516	1 092 979
Mine production costs	121 428	117 162	120 995	350 155	354 305
Movement in production inventory and ore stockpiles[1]	(3 305)	(14 390)	(6 855)	(15 593)	(113)
Royalties including adjustment for joint ventures	19 747	21 330	19 433	61 849	55 482
Royalty adjustment for joint ventures[3]	(4 279)	(3 963)	(4 219)	(12 708)	(11 475)
Total royalties[1]	15 468	17 367	15 214	49 141	44 007
Other mining and processing costs[1]	16 540	16 162	14 853	47 453	45 362
Cash costs adjustments for joint ventures[2]	51 759	56 140	51 150	170 901	144 576
Total cash costs[3]	201 890	192 441	195 357	602 057	588 137
Profit from mining activity[3]	185 886	229 696	197 419	617 459	504 842
Ounces sold	302 620	336 516	294 745	974 739	866 648
Total cash cost per ounce sold[3]	667	572	663	618	679
Cash operating cost per ounce sold[3]	602	508	597	554	615
Gold on hand at period end[3]	29 891	19 082	27 808	29 891	27 808

1	Figures extracted from IFRS results.
2	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in the asset leasing companies) cash cost adjustments. Morila, Kibali and the asset leasing companies are equity accounted for under IFRS.
3	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2016 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2016 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration, delays in recovering debts and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

During the quarter, Randgold performed well across all its operations and projects, in line with its mine plans and previous guidance. At Loulo-Gounkoto, the complex is ahead of guidance for the year while at Kibali and Tongon, management are still targeting to meet the annual production objectives set out at the beginning of the year. As highlighted earlier in this report, the commissioning and automation of Kibali’s underground ore handling and shaft system is currently being completed, and remains on a tight schedule for completion in Q4, which is the key for Kibali to meet its 610 000oz guidance for the year. Morila has started mining the Domba satellite pit, resulting in a small increase to its guidance for the year. Consequently, the group is forecasting production towards the top end of its guidance range and cash costs within the middle of the guidance range declared at the beginning of the year. Capital expenditure for the year is expected to be marginally higher than the original guidance outlined at the beginning of the year, taking into account some additional capitalised stripping and capital associated with mining the Domba satellite pit that was previously not in the mine plan.

As is customary, Randgold will be finalising its 2018 budget during the fourth quarter and guidance for 2018 will be given with the year end results. The group remains focused on its strategy to deliver value for all its stakeholders through the discovery and development of world-class orebodies and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews both corporate and asset merger and acquisition opportunities.

The directors confirm to the best of their knowledge that:

a)	These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

2 November 2017

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RANDGOLD RESOURCES NEWS UPDATES

INVESTING IN EDUCATION: GOOD FOR THE COMPANY, GOOD FOR THE COUNTRY

Randgold’s policy of employing host country nationals and upskilling them to world-class operational and managerial standards has equipped the company with a workforce and management team generally acknowledged as ranking among the finest in the global mining industry.

Chief executive Mark Bristow says because of mining’s long term nature, investing in the development of a company’s human capital is as important as investing in the discovery and development of mineral resources.

“When we were building Loulo, for example, we were also training its prospective employees. Today, the Loulo-Gounkoto complex – our flagship operation and one of the largest of its kind in the world – is operated and managed entirely, and very successfully, by Malian citizens,” he says.

Training at all Randgold’s mines is a continuous process, involving all employees in programmes ranging from basic to advanced technical skills. In addition to this extensive on-the-job training, high-potential employees are given bursaries for further education at prestigious international institutions. Currently, for example, Randgold bursars are studying at the Colorado School of Mines in the USA, Mines Paris-Tech in France and the University of Pretoria in South Africa.

“Our mines are managed by teams with very different professional skills sets, but the one thing they must have in common is an understanding of business and finance. They may be mining engineers, metallurgists or geologists, but we believe they should also have a high degree of commercial acumen,” Bristow says.

Consequently, senior staff are enrolled in executive development programmes at the London Business School and the Graduate School of Business at the University of Cape Town. In addition, a development programme tailored specifically for Randgold is regularly presented at its mines.

Randgold’s investment in education extends beyond its own mines, in line with its philosophy that their activities should benefit their communities.

More than 25 000 children receive their primary and secondary education at 50 schools the company has built around its operations, and it provides promising students with bursaries for further studies. It has trained some 350 teachers for these schools. In addition, adults in the host communities are offered literacy, artisanal and basic business training.

Given the pivotal part agriculture plays in these communities, there is a strong focus on training in this field. As part of these programmes, Randgold has established an agricultural college at Loulo-Gounkoto, where a three-year course equips up to 100 students at a time to become successful commercial farmers.

“One of the major contributions the mining industry can make to its host countries’ future is the expansion of their skills base through a meaningful investment in training and education,” says Bristow.

RANDGOLD’S LATEST TECHNOLOGY ADVANCE MAKES KIBALI AFRICA’S MOST MECHANISED MINE

Every time that Randgold has developed a new mine, it has been presented with a new technical challenge and each time this has been overcome through the innovative application of technology, with Kibali being the most recent example.

Breaking away from the traditional African underground mining model, the large-tonnage Kibali mine employs technology to achieve a high level of productivity through automation and mechanisation, with a smaller but skilled workforce.

Its integrated automated ore handling and shaft system is the first of its kind in Africa, with features such as multiple driverless loaders that load and haul on a single haulage drive, and a smooth, high-strength roller-compacted concrete haulage surface, which improves haulage speed with minimal spillage. On surface, drones are used for pit and stockpile measurements.

“In the absence of existing skills we leverage off the large and highly intelligent local population by investing in their training. It’s a long-term approach but it delivers a workforce more than capable of rising to the challenge of new technologies. That means we can move ahead uninhibited by old systems and mindsets,” explains GM evaluation Rod Quick.

Technology, in the form of psychometric testing and simulators, is even used to speed up training outcomes. Further innovations, such as fully electric underground trucks and secondary ventilation on demand, are currently on the drawing board.

“Our approach to technology is based on constantly updated databases and integrated platforms which cover every aspect of the business, from the selection of exploration targets through feasibility, optimisation studies and mine planning to the monitoring of operational efficiency. Mine managements have real-time access to this information and the control this gives us provides Randgold with a major competitive advantage,” says Quick.

KIBALI ON TRACK AS IT PREPARES FOR COMPLETION OF UNDERGROUND MINE

The Kibali gold mine remains on track to achieve its production target of 610 000 ounces this year as its underground operations and the integration and automation of the vertical shaft enters the final commissioning and automation stage, says Randgold CEO Mark Bristow.

He told local media in Kinshasa that the mine was anticipating a significant increase in production once the final shaft commissioning had been completed. The project remained on a tight schedule.

Bristow said in spite of the high level of activity at the mine, there had been a significant improvement in the safety statistics, with its total injury frequency rate continuing to decrease and lost time injury frequency rate down to 0.31 per million hours worked in the September quarter.

Following the anticipated completion of the underground mine in the fourth quarter, the only major capital project still in the works would be Kibali’s third new hydropower station, currently being constructed by an all-Congolese contracting team. He said the availability of self-generated hydropower and the mine’s high degree of mechanisation and automation were important factors in Kibali’s ability to sustain its profitability throughout the ups and downs of the gold price cycle.

To date, over $2 billion has been spent on acquiring and developing Kibali, of which the majority had been paid out in the form of taxes, permits, infrastructure and payments to local contractors and suppliers.

“With capital expenditure tapering off, Kibali should now be preparing to pay back the loans taken to fund its development. We are concerned, however, that its ability to do so will be impeded by the increasing amount of debt – currently standing at over $200 million – owed to the mine by the government. TVA refunds, excess taxes and royalties in violation of the country’s mining code, make up the bulk of this amount,” said Bristow.

Another troubling development was the recent re-introduction to parliament by the Ministry of Mines of a proposed new mining code which is exactly the same as the one the government withdrew in 2015 after it was comprehensively demonstrated that it would seriously damage or even destroy the Congolese mining industry.

“Randgold has proven and continues to prove that it is committed to the DRC and to the development of a gold mining industry capable of making a substantial and lasting contribution to the country’s economy. Despite all the challenges, including the volatile political climate and a deteriorating economy, we continue to invest here. Our exploration teams are searching for our next big discovery in the greenstone belt of the north-eastern DRC. In line with our local supply strategy, Kibali spent approximately $40 million with Congolese contractors in the past three months alone. We are developing substantial agribusiness and other community projects. And perhaps most important, we invest in the training and empowering of Congolese nationals, who already make up most of the Kibali management team, thus making a contribution of incalculable value to the expansion of the country’s skills base,” he said.

“The DRC has all the materials for building a sustainable mining industry but that will require a fully committed partnership between the government on the one hand and the mining companies on the other. Despite recent indications to the contrary, we remain confident that such a partnership is within reach, and that the government will see the critical importance of maintaining a stable, investor-friendly fiscal and regulatory environment for the country’s mining sector. In this regard, we would welcome the opportunity to work with the government in jointly selecting an independent group of experts to benchmark the DRC mining code and its fiscal framework and to model the impact of the new proposed code, which we believe will be damaging to the development of the industry.”

CONTRACTORS ENROLLED IN SAFETY DRIVE

In line with its policy of using in-country service providers, Randgold has mentored a number of local contractors capable of meeting international operating standards. Injuries and fatalities suffered by contractors at Kibali and Tongon during the second quarter of the year have, however, highlighted the need to intensify their focus on health and safety issues.

“The welfare of our workers is a critical concern for Randgold and we’ve moved to ensure that the safety of the people employed by our contractors receives the same care and attention,” says the group’s health and safety officer, Dr Haladou Manirou.

“We’ve therefore put all our contractors through a training programme designed to ensure that they fully understand Randgold’s health and safety protocols and will apply them in their own businesses. Internally, we’ve engaged all managers and supervisors groupwide in consultative workshops aimed at the complete integration of the health and safety function into the production process. Throughout the group, safety training starts with new-employee induction and continues on a regular basis afterwards.”

While there was no room for complacency on this front, he said, it was worth noting that Randgold had a very creditable overall safety record which was continuing to improve, with its total injury frequency rate down 32% year on year at the end of September, when it stood at an all-time low 4.08 per million hours worked.

RANDGOLD RANKS HIGH IN GOOD GOVERNANCE INDEX

Randgold has been placed 12th in the Institute of Directors’ Good Governance Index (GGI) of FTSE 100 companies. The GGI is calculated by looking at how the largest UK-listed companies score across 47 governance indicators grouped into five broad categories of corporate governance: board effectiveness; audit and risk/external accountability; remuneration and reward; shareholder relations; and stakeholder relations. The Institute says the Index does not only take into account the interests of shareholders but also considers how governance is working for other key stakeholders.

Chairman of the Randgold board and of the board’s governance committee Christopher Coleman welcomed the recognition saying: “The board believes that a strong system of governance throughout the company is essential and that this aids effective decision making and supports the achievement of the company’s strategic objectives for the benefit of shareholders and stakeholders alike.”

REGIONAL BRIEFINGS FOR LOCAL MEDIA AND STAKEHOLDERS

As part of Randgold’s comprehensive and transparent stakeholder communications programme, CEO Mark Bristow and members of the executive team hold in-depth media and community briefings in each of the company’s host countries each quarter. This quarter, as well as a briefing in Kinshasa, local media were taken on facility visits to the Tongon and Loulo gold mines.

IVORIAN GOVERNMENT URGED TO ‘THINK BIG’ ABOUT MINING’S ROLE IN ECONOMY

Côte d’Ivoire has all the ingredients for the development of a world-class mining industry, capable of making an enormous contribution to the country’s economy, but to achieve this, government and the mining sector need to work together in a committed, long term partnership, says Randgold’s chief executive Mark Bristow.

Speaking to local media during a visit to Randgold’s Tongon mine, Bristow said Côte d’Ivoire was highly prospective and had one of Africa’s most investor-friendly mining codes as well as a relatively modern infrastructure. Mining was already making a big contribution to the country’s economy – to date, Tongon alone has paid almost $1 billion to the State and to local suppliers and contractors – but for its full value-creating potential to be realised it should be integrated into the government’s overall economic and infrastructural planning.

“Côte d’Ivoire needs more Tongons and that means more investment by the mining sector as well as by the government. It’s particularly important to encourage exploration, and to maintain a fiscal and operational environment capable of attracting international capital providers and mine developers. The benefits to the country of a growing, sustainably profitable mining industry are huge, and the government needs to think big about cultivating such an important asset,” Bristow said.

“Issues that should be addressed immediately are the increasingly serious problem of illegal gold mining, the granting of permits to companies that lack exploration capacity and expertise and a history of delivering world class mines, and the acceleration of the permitting process,” he said.

Turning to Tongon’s performance, Bristow said the mine was on track to achieve its 2017 production target of 285 000 ounces of gold at a total cash cost of less than $700 per ounce. Power supply from the national grid remained challenging with the gap between the reliability of the service and its cost growing.

He also noted that Tongon had funded the expansion of the power grid to the amount of $28 million but had as yet received no indication of when and how the State-owned electricity company would reimburse Tongon for its investment.

“Any partnership involves some negotiations and these have always been managed satisfactorily in the course of Randgold’s long and mutually productive relationship with Côte d’Ivoire. That’s why we have already invested approximately $100 million in exploration since 1995 and are planning to continue to invest in this country. Our exploration programmes are designed not only to lengthen Tongon’s life but also to find new world-class mines in our extensive and exciting portfolio of prospects elsewhere in Côte d’Ivoire. For their part, the government should encourage investment by facilitating access to ground for companies that have both the financial strength and technical expertise to expand the industry,” he said.

“We continue to invest in our people and our community at Tongon, building a legacy of skills and economic opportunities that will long outlive the mine. Thanks to our policy of employing and upskilling our host country nationals, Tongon is almost entirely operated and managed by Ivorians. In the local community, our education programmes and water supply projects are making a significant contribution to the quality of life and future prospects of the people of Côte d’Ivoire.”

PROGRESS WITH NEW POTABLE WATER SYSTEM FOR TONGON VILLAGE

In a colourful ceremony with dancing and singing, chief executive Mark Bristow laid the first stone for the Tongon village’s new potable water supply system. Since the advent of the mine, the village’s population has grown from barely 250 to more than 4 000, requiring a greater quantity of water and more distribution points. In a public-private partnership, Tongon mine will fund borehole drilling, the construction of a water tower and the provision of related equipment, while the government will be responsible for the improvement and extension of the water pipeline.

RANDGOLD ADVANCES ON ALL FRONTS IN MALI

Randgold Resources’ operations in Mali are performing robustly and look set to exceed their production targets for 2017, says chief executive Mark Bristow.

Speaking during a visit to the Loulo mine for local media, Bristow said the sustained profitability of Morila and the Loulo-Gounkoto complex was continuing to create value for all the company’s stakeholders as well as supporting its commitment to building a lasting legacy for the mines’ communities in the form of educational, agricultural and infrastructural development.

Bristow noted that since 2010, the Randgold mines had accounted for between 6% and 9% of Mali’s annual GDP. Since they were commissioned, their direct contribution to the country’s economy, in the form of taxes, salaries and payments to local suppliers had amounted to $2 billion for Morila, $2.9 billion for Loulo and $0.7 billion for Gounkoto.

“Funded by international investors, developed and operated by an Africa-focused mining company, and managed entirely by Malian nationals, they are a shining example of how this continent’s mineral resources can be converted into world-class mines, benefiting all stakeholders, not least the host country and its people,” he said.

Bristow said Randgold was continuing to invest in Mali through exploration, the upskilling of people and community upliftment programmes.

“Morila, which was the first mine Randgold built on an orebody it had discovered, was successfully converted into a tailings retreatment operation and has now also started mining Domba, the first of three satellite pits close to its plant. These are expected to extend its life to 2020, bolstering its continued profitability as well as its capacity to fund its own eventual closure,” he said.

“At Gounkoto, work has started on the pushback for the super pit, which has been approved by the Minister of Mines. Both at Gounkoto and at Loulo, brownfields exploration should again enable the complex to replace all the reserves it consumed in what is expected to be a record production year. Loulo-Gounkoto still has at least another 10 years of life ahead of it. Exploration is also continuing to the north and south of the key orebodies, with promising results.”

Bristow said while Mali was in many ways a model of its kind for Africa’s other mining countries, there was some concern that continued upward revisions to its mining code was diminishing its ability, relative to its peers, to attract investment. He also urged that any further changes should involve all stakeholders and in particular the mining industry which has made and committed more investment than any other sector of the economy. “We, as partners, need to reach a common understanding of the mining investment conventions when it comes to tax and other revenue collection,” he said

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.